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SEC FILE NUMBER
001-39616
CUSIP NUMBER
270087109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☒ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eargo, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2665 North First Street, Suite 300

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eargo, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (the “Q1 2022 Form 10-Q”) within the prescribed time period without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, on September 21, 2021, the Company was informed that it was the target of a criminal investigation by the U.S. Department of Justice (the “DOJ”) related to insurance reimbursement claims it submitted on behalf of its customers covered by various federal employee health plans under the Federal Employee Health Benefits (“FEHB”) program. The investigation also pertained to the Company’s role in customer reimbursement claim submissions to federal employee health plans (collectively, the “DOJ investigation”). Also as previously disclosed, the Company’s largest third-party payor conducted an audit of insurance reimbursement claims (“claims”) submitted by the Company (the “Primary Audit”), which included a review of medical records. The Company was informed by the third-party payor conducting the Primary Audit that the DOJ was the principal contact related to the subject matter of the Primary Audit. In addition to the Primary Audit, the Company has been subject to a number of other audits of insurance reimbursement claims submitted to additional third-party payors (collectively with the Primary Audit, the “claims audits”). One of these claims audits does not relate to claims submitted under the FEHB program. On January 4, 2022, the DOJ confirmed to the Company that the investigation had been referred to the Civil Division of the DOJ and the U.S. Attorney’s Office for the Northern District of Texas and the criminal investigation was no longer active.

On April 29, 2022, the Company entered into a civil settlement agreement with the U.S. government that resolved the previously disclosed DOJ investigation related to the Company’s role in customer reimbursement claim submissions to various federal employee health plans under the FEHB program. The Company cooperated fully with the DOJ investigation. The Company denies the allegations in the settlement agreement, and the settlement is not an admission of liability by the Company. The allegations did not pertain to the quality or performance of our product. The settlement agreement provided for the payment by the Company of approximately $34.4 million to the U.S. government and resolved allegations that the Company submitted or caused the submission of claims for payment to the FEHB program using unsupported hearing loss-related diagnostic codes.

On November 16, 2021, the Company filed a Form 12b-25 notifying the United States Securities and Exchange Commission (the “SEC”) that the Company would be unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Q3 2021 Form 10-Q”). On November 18, 2021, the Company was notified by the Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing as a result of the delay in filing the Q3 2021 Form 10-Q. In accordance with Nasdaq Listing Rules, the Company submitted a plan to regain compliance, and Nasdaq granted the Company an exception of up to 180 days from the Q3 2021 Form 10-Q original filing due date, or until May 16, 2022, to regain compliance. On March 2, 2022, the Company filed a Form 12b-25 notifying the SEC that the Company would be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). On March 4, 2022, the Company was notified again by Nasdaq that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing as a result of the delay in filing the 2021 Form 10-K. As a result, the Company submitted to Nasdaq an update to its original plan to regain compliance. Nasdaq’s notification dated March 4, 2022 indicated that any additional exception to allow the Company to regain compliance with all untimely filings will be limited to a maximum of 180 calendar days from the due date of the Q3 2021 10-Q, or May 16, 2022. The Company expects that it may not be able to file the Q3 2021 Form 10-Q and the 2021 Form 10-K by May 16, 2022. As a result, Nasdaq may take actions.

Due to the Company’s delay in filing the Q3 2021 Form 10-Q and the 2021 Form 10-K and the ongoing assessment of the accounting impact of the DOJ investigation and settlement with the U.S. government, the Company has been unable to complete and finalize the Q1 2022 Form 10-Q. Therefore, the Company is unable to file the Q1 2022 Form 10-Q on a timely basis. The Company does not anticipate that it will be able to file the Q1 2022 Form 10-Q by May 16, 2022. As a result, Nasdaq may take additional actions.

Preliminary gross systems shipped during the three months ended March 31, 2022 are expected to be approximately 5,770, all of which were cash-pay shipments. This was down approximately 51% year-over-year from the 11,704 gross systems shipped during the three months ended March 31, 2021. Preliminary cash and cash equivalents were approximately $89 million as of March 31, 2022. Preliminary net operating cash burn during the three months ended March 31, 2022 was $21.5 million and included several expenses specific to the DOJ investigation. On May 2, 2022, the Company paid approximately $34.4 million to the U.S. government pursuant to the settlement agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements that involve substantial risks, uncertainties and assumptions. All statements other than statements of historical facts contained in this Notification are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “due,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “will” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the financial and other impact of the civil settlement with the U.S. government; the timing or results of ongoing claims audits by third-party payors; anticipated financial results for the three-month period ended March 31, 2022; the timing of the filing of the Q3 2021 Form 10-Q, 2021 Form 10-K and Q1 2022 Form 10-Q; the Company’s ability to regain compliance with Nasdaq Listing Rules, if at all; and any actions Nasdaq may take.

The Company has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Notification, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov, for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by any forward-looking statements. Furthermore, if such forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adam Laponis	(650)	351-7700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2021 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s delay in filing the Q3 2021 Form 10-Q and the 2021 Form 10-K and the ongoing assessment of the accounting impact of the DOJ investigation and settlement with the U.S. government, the Company has been unable to complete and finalize the Q1 2022 Form 10-Q. Therefore, the Company cannot provide a reasonable estimate of the results of operations for the quarter ended March 31, 2022; however, the Company anticipates a negative change in the results of operations for such period as compared to the corresponding period for the last fiscal year.

Eargo, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2022	By:	/s/ Adam Laponis
Adam Laponis
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).